

January 12, 2012

<u>Via E-mail</u>
Howard Miller
Chief Financial Officer
Ryanair Holdings PLC
c/o Ryanair Limited, Corporate Head Office
Dublin Airport
County Dublin, Ireland

  Re: Ryanair Holdings PLC
     Form 20-F: For Fiscal Year Ended March 31, 2011
     Filed on July 25, 2011
     File No. 000-29304

Dear Mr. Miller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief